Exhibit 21.1

Subsidiaries of Pubco

The following list of subsidiaries applies after completion of the Business Combination:

Legal Name	Jurisdiction of Incorporation
MUSE Merger Sub Ⅰ Limited	Cayman Islands
MUSE Merger Sub Ⅱ Limited	Cayman Islands
ICONIQ Holding Limited	British Virgin Islands
ICONIQ Green Technology FZCO	Cayman Islands
NWTN Technologies Industries Solo Proprietorship L.L.C.	UAE
ICONIQ Motors Limited	UAE
ICONIQ Global Limited	British Virgin Islands
Suez Top Ventures Limited	Hong Kong
ICONIQ(Tianjin) Investment Limited	Hong Kong
ICONIQ(Tianjin) Motors Limited	Mainland China
NWTN(Zhejiang) Motors Limited	Mainland China
Tianjin Automotive Group Co., Limited	Mainland China
Tianjin Automotive New Energy Motors Co., Limited	Mainland China
Shanghai Zunyu Motors Sales Co., Limited	Mainland China
Shanghai ICONIQ New Energy Development Co., Limited	Mainland China
Jiangsu ICONIQ New Energy Manufacturing Co., Limited	Mainland China